Exhibit 99.3

NICE Actimize Expands the Enterprise Consulting & Advisory Practice to
Provide Advanced Data and Application Managed Services

NICE Actimize’s eCAP offerings address clients’ most pressing technology implementation issues with advanced analytics and process automation

Hoboken, N.J. – September 5, 2019 – Strengthening its role as a proven end-to-end full-service provider, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, has added new service offerings to its world-class Financial Crime Enterprise Consulting & Advisory Practice (eCAP). Designed to meet the financial crime and compliance challenges facing today’s financial services organizations, the three new expanded offerings include: Data Services, Application Managed Services, and Client Self-Sufficiency Services.

Leveraging its global experience across financial crime management and solutions implementation, the NICE Actimize consulting and advisory teams utilize years of in-the-field knowledge to guide and educate financial services organizations’ clientele while streamlining their operations. According to a recent industry report, 89% of IT leaders face data sourcing challenges, making this a priority for FSO’s. In fact, these data-related concerns have become even more critical in the age of artificial intelligence and machine learning.

With these issues in mind, the three key areas that represent the most pressing strategic and operational challenges addressed by these new services are:

•
Data Services: Consultancy, Sourcing & Integration: Focused on issues aligned to sourcing and integration, the practices’ data experts provide a range of guidance, best practices, and ETL (extract transform load) development to ensure that a financial services organization secures an output of accurate, quality data. The data consultancy practice partners with FIs to create a data extraction (ETL) strategy, establish design principles, and develop ETL processes. The practice also determines approaches to overcome delays and meet deadline goals, while offering overall value realization while meeting regulators’ expectations and ever-changing mandates.

•
Application Managed Services: Designed specifically for clients who require operational excellence and are willing to outsource the running and maintenance of their applications, this expanded service provides dedicated NICE Actimize Application Management to proactively help clients manage their solutions and to avoid negatively impacting their operations. The service focuses on operational services, system maintenance, and service request management. NICE Actimizes’ Application Managed Services proactively increases application performance, maximizes investment and reduces operational burden.

•
Client Self-Sufficiency Services: NICE Actimize’s tailored, Client Self-Sufficiency Services are designed with the independent client in mind; those who want to "learn it," then "do it" themselves. Through formal and informal training, consultative sessions, and certification programs, clients develop advanced skills and become NICE Actimize solutions experts. To kick off the process, an education specialist takes clients through a training needs assessment and a skills gap analysis. Leveraging this analysis, NICE Actimize experts provide methods, content, and resources so clients can better train their teams, develop ongoing education programs, and provide stronger financial crime and compliance programs.

Craig Costigan, CEO, NICE Actimize
“As we continue to build upon our role as trusted advisors, we have seen strong trends emerging that indicate that data sourcing, along with operational management and excellence, are top priorities within our customer base. As financial services organizations look to adopt more automation and bring time to value to their operations, our consulting team serves as an experienced guide to accomplish these objectives. As both an experienced practitioner and an innovator in modern automation technologies, we welcome the opportunity to help clients bridge the gaps in this new environment.”

The NICE Actimize Enterprise Consulting & Advisory Practice is positioned to evaluate clients’ financial crime resource readiness and show them how to advance their operations and technology assets in a more productive, cost effective manner. Many of the new offerings’ resources may be utilized by both existing customers of NICE Actimize, and those who may not be using Actimize solutions but who may require guidance in any of the consultancy’s areas of expertise.

For additional information:

•	For NICE Actimize Enterprise Consulting & Advisory Practice (ECAP), please click here.
•	For more on eCAP Data Services: Consulting, Sourcing and Acquisition, please click here.
•	For more on eCAP Application Managed Services, please click here.
•	For NICE Actimize Autonomous Financial Crime Management, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.